Mail Stop 4561

January 29, 2007

Syed Irfan Husain
President, Chief Executive Officer,
  Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

        Re: American Business Holdings Inc.
                Amendment No. 9 to Registration Statement on Form SB-2
                File No. 333-132429
                Filed on January 22, 2007

Dear Mr. Husain:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 18

1.   Please revise the summary compensation table to reflect amounts paid or earned through December 31, 2006. Also, please revise the summary compensation table to include total compensation amounts in the last column.

2.   We note that there were no individual grants of stock options to the named executive officers during the fiscal year ended December 31, 2006. Please tell us whether there are any options or other equity awards currently outstanding that were granted in previous years. If so, please provide the disclosure required by Item 402(d) of Regulation S-B.

Statement of Cash Flows, page F-5

3.   We note that you have revised your statement of cash flows so that net income (loss) for the nine months ended September 30, 2006 agrees to the amount presented on the statement of operations. However, we note that the amount of the adjustment for depreciation expense for the nine months ended September 30, 2006 no longer agrees to the amount disclosed for depreciation expense in Note 4 on page F-9. Please advise.

Financial Statement Footnotes, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6
Concentrations of Risk, page F-8

4.   We have reviewed your response to prior comment 2 and reissue our comment in its entirety. We are unable to recalculate the disclosed percentage of revenues for the four major customers during the period ended September 30, 2005.

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3414 or Kristi Marrone, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gregg E. Jaclin (via fax)